news release

Zi Corporation's eZiText® Embedded across Oswin
Smartphone Portfolio

 Singapore's Oswin Technology uses industry-leading eZiText predictive text solution

CommunicAsia 2005, Singapore and Calgary, AB, Canada, June 9, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, announced today at the CommunicAsia 2005 exhibition the inclusion of its eZiText® predictive text solution on Oswin Technology Pte Ltd.'s (formerly Group Sense Technology Singapore Pte Ltd) range of smartphones. Oswin, a leading manufacturer of personal digital assistants (PDAs) and smartphones, has embedded eZiText® on devices for distribution in Europe and Asia, including China and Taiwan.

Zi's eZiText predictive text solution has been embedded in the full range of Oswin's smartphones, which run on a variety of operating systems (OS) platforms, including Pocket PC, Win CE, and Palm OS platforms.

"The smartphone phenomenon is making such an impact on the market that it needs a solution like Zi's eZiText to help the user fully utilize messaging and data-centric applications thereby ensuring total satisfaction with the end product," said Oswin's chief executive officer, Tay Wan Fook. "Zi's eZiText is an essential feature of our smartphone offering. Oswin is committed to excellence and we are convinced that eZiText offers the ease of use that we consider essential in the smartphones Oswin provides."

"Smartphones are at the pinnacle of today's wireless device technology and we are extremely pleased that Zi's product portfolio continues to play a key role in the usability of such advanced devices," said Milos Djokovic, chief operating officer at Zi Corporation. "Zi has made a long-term commitment in the smartphone market and, if consumer feedback is any indication, we will be the dominant text input solution for such devices in the very near future."

Zi Corporation comes to CommunicAsia (Stand 3K1-08 at the Canadian Pavilion) as one of Asia's leading providers with its software now operating on over 800 different devices worldwide. For media interviews or tours at CommunicAsia, please contact Brian Dolby or Bethany Caldwell at GBCS PR on +44 (0) 115 950 8399 or email brian@gbcspr.com or bethany@gbcspr.com. To visit Oswin at CommunicAsia, please visit Stand 6H4-07.

About Oswin Technology Private Limited
 Oswin Technology Pte Ltd, formerly known as Group Sense Technology (Singapore) Pte Ltd., is a subsidiary of a Singapore listed company, Semitech Electronics Limited since 22 September 2004. The vision of Oswin is to be the market leader in hand-held information retrieval and data communication products in the Asia Pacific region. By applying digital technology, Oswin provides hand-held products for different customer segments to acquire and utilize information in a convenient and fast manner for education, entertainment and data storage and communication purposes. For more information, visit www.oswintech.com.

About eZiText
Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with a richer, more personalized text input experience. eZiText provides fast, efficient and intuitive text entry through truly predictive one-touch entry and word completion, and is coupled with the ability to learn from a user's usage patterns and behaviors. eZiText is currently available in and supports over 40 unique language databases.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting recognition and the new Qix™ service delivery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (Asian and European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 950 8399
brian@gbcspr.com / bethany@gbcspr.com

Keith Giannini or Laura Ackerman (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300